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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

QUEPASA CORPORATION
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)
74833W206
(CUSIP Number)
Jeffrey S. Buschmann, Esq.
Boult Cummings Conners & Berry, PLC
1600 Division Street, Suite 700
Nashville, Tennessee 37203
(615) 252-2388
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 21, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	74833W 206

1	NAMES OF REPORTING PERSONS: Richard L. Scott

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ [1]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		1,500,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,500,000

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,500,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.35%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

[1]	This Schedule is filed by Richard L. Scott and F. Stephen Allen (together, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of Schedule 13D.

[2]	This percentage is based upon 10,453,688 shares of common stock deemed outstanding, consisting of 7,453,688 shares of the Issuer’s common stock outstanding (as of November 4, 2005), as set forth in the Issuer’s most recent Quarterly Report on Form 10-QSB, filed with the Securities and Exchange Commission on November 14, 2005, plus 3,000,000 shares of common stock issuable pursuant to the warrants held by the Reporting Persons.

CUSIP No.	74833W 206

1	NAMES OF REPORTING PERSONS: F. Stephen Allen

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑[1]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		1,500,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,500,000

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,500,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.35%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

[1]	This Schedule is filed by Richard L. Scott and F. Stephen Allen (together, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of Schedule 13D.

[2]	This percentage is based upon 10,453,688 shares of common stock deemed outstanding, consisting of 7,453,688 shares of the Issuer’s common stock outstanding (as of November 4, 2005), as set forth in the Issuer’s most recent Quarterly Report on Form 10-QSB, filed with the Securities and Exchange Commission on November 14, 2005, plus 3,000,000 shares of common stock issuable pursuant to the warrants held by the Reporting Persons.

This Schedule 13D is being filed by the Reporting Persons (as defined below) to reflect the acquisition by Richard L. Scott Investments, LLC, a Delaware limited liability company and F. Stephen Allen, of warrants (the “Warrants”) to purchase an aggregate of 3,000,000 shares of common stock, par value $.001 per share (the “Common Stock”), of Quepasa Corporation (the “Issuer”) on March 21, 2006.
Item 1. Security and Issuer
The class of equity to which this statement relates is the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 410 N. 44th Street, Suite 450, Phoenix, Arizona 85008.
Item 2. Identity and Background
This statement is filed by Richard L. Scott (“Scott”) and F. Stephen Allen (“Allen”). Each of the foregoing is referred to as a “Reporting Person” and together as the “Reporting Persons”.
The business address of Scott is 700 11th Street S, Suite 101, Naples, Florida 34102.
The business address of Allen is 2100 S. Utica, Suite 305, Tulsa, Oklahoma 74114.
Each of the Reporting Persons is a private investor.
No Reporting Person has been convicted in any criminal proceedings during the five years preceding the filing of this report.
During the five years preceding the filing of this report, no Reporting Person has been a party to any civil proceedings of a judicial or administrative body which has resulted in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Each Reporting Person is a United States citizen.
Item 3. Source and Amount of Funds or Other Consideration
The Reporting Persons have used personal funds of an aggregate of $20 to acquire three (3) series of Warrants to purchase Common Stock in a private transaction. On an as exercised basis, the acquired Warrants enable the Reporting Persons to acquire an aggregate of 3,000,000 shares of Common Stock. The Warrants were purchased by Richard L. Scott Investments, LLC, an entity controlled by Scott and by Allen.
Item 4. Purpose of Transaction
The Reporting Persons purchased the Warrants in a private transaction for general investment purposes. Consistent with such purposes, the Reporting Persons may seek to engage in future discussions with management of the Issuer and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer. In addition, the Reporting Persons may from time to time, depending on prevailing market, economic and other conditions, acquire additional warrants or shares of Common Stock of the Issuer or engage in discussions with the Issuer concerning further acquisitions of warrants or shares of Common Stock of the Issuer or further investments in the Issuer. Each Reporting Person intends to review his investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to such Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of his investment in the Issuer. Pursuant to the terms of the transaction, Scott shall have the right to nominate a member of the Issuer’s Board of Directors.
Except as set forth above, the Reporting Persons do not have any plans or proposals which relate to or would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the business or corporate structure of the Issuer, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer, (h) the delisting from a national securities exchange or termination of quotations in an inter-dealer quotation system of a registered national securities association for any class of capital stock of the Issuer, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 Common Stock, or (j) or any action similar to the foregoing actions listed. Each Reporting Person will continue to evaluate the Issuer and his investment therein and may later determine to propose or support any one or more of such actions in the future, to purchase additional warrants or shares of Common Stock or to sell part or all of his holdings of warrants or Common Stock of the Issuer.
Item 5. Interest in Securities of the Issuer
The Warrants owned by Scott are convertible into an aggregate of 1,500,000 shares of Common Stock, which represents 14.35% of the outstanding Common Stock of the Issuer. There are three series of warrants, each exercisable for 500,000 shares of Common Stock at exercise prices of $2.87, $4.00 and $7.00, respectively.
The Warrants owned by Allen are convertible into an aggregate of 1,500,000 shares of Common Stock, which represents 14.35% of the outstanding Common Stock of the Issuer. There are three series of warrants, each exercisable for 500,000 shares of Common Stock at exercise prices of $2.87, $4.00 and $7.00, respectively.

Each Reporting Person has sole voting and dispositive power with respect to the Common Stock Beneficiary owned by such Reporting Person.
The Reporting Persons purchased the Warrants in a private transaction.
The Warrants were purchased by Richard L. Scott Investments, LLC, a member managed limited liability company of which Scott is the controlling member and by Allen individually.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
On March 21, 2006, Allen and an entity controlled by Scott entered into a Warrant Purchase Agreement with the Issuer whereby the Reporting Persons purchased Warrants to purchase an aggregate of 3,000,000 shares of Common Stock. In addition, the parties entered into a Registration Rights Agreement whereby the Issuer is required to register the Common Stock underlying the Warrants. These agreements are attached as exhibits hereto.
Other than as set forth above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed As Exhibits

Exhibit 1	Warrant Purchase Agreement dated as March 21, 2006, between Quepasa Corporation, Richard L. Scott Investments, LLC and F. Stephen Allen

Exhibit 2	Registration Rights Agreement dated as of March 21, 2006, between Quepasa Corporation, Richard L. Scott Investments, LLC and F. Stephen Allen

Signature
     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: March 30, 2006	/s/ Richard L. Scott
Richard L. Scott

/s/ F. Stephen Allen
F. Stephen Allen

Exhibit 1
WARRANT PURCHASE AGREEMENT
     This WARRANT PURCHASE AGREEMENT, dated as of March 21, 2006 (the “Agreement”) is entered into by and between Quepasa Corporation, a Nevada corporation (the “Company”) and the parties listed on Schedule I hereto, as may be amended from time to time in accordance with Section 9(a) herein (each an “Investor” and collectively, the “Investors”).
RECITALS
     A. On the terms and subject to the conditions set forth herein, the Company desires to sell and issue to the Investors warrants for common stock of the Company as described on Schedule I hereto.
     B. Capitalized terms not otherwise defined herein shall have the meaning set forth in the forms of Warrant Agreements (as defined below) attached hereto as Exhibit A.
AGREEMENT
     NOW THEREFORE, in consideration of the foregoing, and the representations, warranties, and conditions set forth below, the parties hereto, intending to be legally bound, hereby agree as follows:
1. The Warrants.
     (a) Issuance of Warrants. In return for One Hundred Dollars ($100.00) (“Warrant Purchase Price”) and for other good and valuable consideration, the Company agrees to issue to each of the Investors three series of Warrants for the purchase of Shares of Common Stock in substantially the forms of Exhibit A, B and C hereto (individually, a “Warrant Agreement”, and collectively, the “Warrant Agreements”) as more particularly described in the Warrant Agreements. For each Investor, the initial number of shares of common stock issuable pursuant to each Warrant Agreement is set forth on Schedule I attached hereto. The warrants issued pursuant to the Warrant Agreements are referred to herein as the Series 1 Warrants, Series 2 Warrants, and Series 3 Warrants or collectively as the “Warrants”. The Warrants will be registered in the name of the respective Investors or their permitted assigns in the Company’s records. This Agreement and the Warrant Agreements are referred to herein as the “Transaction Documents”.
     (b) Closing. The issuance of the Warrants as contemplated hereby (the “Closing”) shall take place on March 21, 2006 or at such other time as the Company and the Investors shall agree (the “Closing Date”). The Closing shall take place at the offices of the Company in Phoenix, Arizona.
     (c) Securities. The Warrants as contemplated by this Agreement are sometimes referred to herein collectively as the “Securities”.
     2. Representations and Warranties of Company. The Company represents and warrants to each of the Investors as follows:
     (a) Due Incorporation, Qualification, etc. Company and each of its subsidiaries (the “Company Subsidiaries”) (i) is a corporation duly organized, validly existing and in good standing under the laws of the State of its incorporation and (ii) has the power and authority to own, lease and operate its properties and carry on its business as now conducted. Each of Company and the Company Subsidiaries is duly qualified as a foreign Person to do business, and is in good standing (with respect to jurisdictions that recognize such concept), in each jurisdiction where the character of its owned or leased properties or the nature of its activities makes such qualification necessary.
     (b) Authority. The execution, delivery and performance by Company of each Transaction Document to be executed by Company and the consummation of the transactions contemplated thereby (i) are within the power of Company, (ii) have been duly authorized by all necessary actions on the part of Company and its Board of Directors, and (iii) no other corporate proceedings on the part of Company are necessary to authorize this Agreement or to consummate transactions contemplated hereby.
     (c) Enforceability. Each Transaction Document executed, or to be executed, by Company has been, or will be, duly executed, authorized and delivered by Company and constitutes, or will constitute, a legal, valid and binding obligation of Company, enforceable against Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors’ rights generally and general principles of equity.
     (d) Non-Contravention. The execution and delivery by Company of the Transaction Documents executed by Company and the performance and consummation of the transactions contemplated thereby do not and will not: (i) violate the Charter or Bylaws of the Company or any material judgment, order, writ, decree, statute, rule or regulation applicable to Company; (ii) violate any provision of, or result in the breach or the acceleration of, or entitle any other Person to accelerate (whether after the giving of notice or lapse of time or both), any material mortgage, indenture, agreement, instrument or contract to which Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of Company (other than any lien arising under the Transaction Documents) or the suspension, revocation, impairment, forfeiture, or nonrenewal of any material permit, license, authorization or approval applicable to Company, its business or operations, or any of its assets or properties.
     (e) Approvals. No consent, approval, order or authorization of, or registration, declaration or filing with, any governmental authority or other Person (including, without limitation, the shareholders of any Person) is required in connection with the execution and delivery of the Transaction Documents executed by Company and the performance and consummation of the transactions contemplated thereby.
     (f) Capitalization. The authorized capital stock of the Company (the “Authorized Company Stock”) consists of 50,000,000 shares of Common Stock, $.001 par value per share (the “Common Stock”) and 5,000,000 shares of convertible Preferred Stock, no par value (the “Preferred Stock”). As of March 21, 2006, there are                                          shares of Common Stock and                       shares of Preferred Stock issued and out standing.
     (g) No Default. The Company is not in default or violation (and no event has occurred which with notice or the lapse of time or both would constitute a default or violation) of any term, condition or provision of (a) its Charter or By-Laws, (b) any note, bond, mortgage, indenture, license, agreement, contract, lease, commitment or other obligation to which the Company is a party or by which they or any of their properties or assets may be bound, or (c) any order, writ, injunction, decree, statute, rule or regulation applicable to the Company.

     (h) Compliance with Applicable Laws. The Company is in compliance with all applicable laws (whether statutory or otherwise), rules, regulations, orders, ordinances, judgments or decrees of all governmental authorities (federal, state, local, foreign or otherwise).
     (i) Litigation. No actions (including, without limitation, derivative actions), suits, proceedings or investigations are pending or, to the knowledge of Company, threatened against Company or the Company Subsidiaries at law or in equity in any court or before any other governmental authority which (i) if adversely determined would (alone or in the aggregate) have a material adverse effect on the Company’s business operations and/or financial condition or (ii) seeks to enjoin, either directly or indirectly, the execution, delivery or performance by Company of the Transaction Documents or the transactions contemplated thereby.
     (j) Private Offering. Assuming the accuracy of the Investors’ representations and warranties set forth in Section 3 hereof, the offer, sale and issuance of the Securities will be exempt from the registration requirements of the Securities Act of 1933, as amended, and will have been registered or qualified (or exempt from such registration or qualification) under the registration, permit or qualification requirements of all applicable state securities laws.
     (k) SEC Filings. Since January 1, 2002, Company has filed with the Securities and Exchange Commission (the “SEC”) all required forms, reports, registration statements and documents required to be filed by it with the SEC (collectively, all such forms, reports, registration statements and documents filed since January 1, 2002, are referred to herein as the “Company SEC Reports”). All of the Company SEC Reports complied as to form, when filed, in all material respects with the applicable provisions of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Accurate and complete copies of the Company SEC Reports have been made available to Investors. As of their respective dates, the Company SEC Reports (including all exhibits and schedules thereto and documents incorporated by reference therein) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. To the knowledge of Company and except as disclosed in Company SEC Reports, since January 1, 2002, each director and executive officer of Company and each such Person’s affiliates have complied with all filing requirements under Section 13 and Section 16(a) of the Exchange Act.
     3. Representations and Warranties of Each Investor. Each Investor, severally and on behalf of itself only, represents and warrants to the Company as follows:
     (a) Binding Obligation. Such Investor has full legal capacity, power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement is a valid and binding obligation of such Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors’ rights generally and general principles of equity.
     (b) Securities Law Compliance. Such Investor has been advised that the Securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Securities purchased by such Investor are being purchased for its own account for investment not with any present view or intent of distributing or selling the Securities; and such Investor has no present or contemplated agreement, arrangement or commitment providing for the disposition of the Securities acquired by it. Such Investor has such knowledge and experience in financial and business matters that such Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment and is able to bear the economic risk of such investment for an indefinite period of time. Such Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act of 1933, as amended.
     (c) Access to Information. Each Investor acknowledges that Company has given Investor access to the corporate records and accounts of Company and to all information in its possession relating to Company, has made its officers and representatives available for interview by Investor, and has furnished Investor with all documents and other information required for Investor to make an informed decision with respect to the purchase of the Securities.
     4. Closing Deliveries.
     (a) Transaction Documents. At Closing, the Company shall deliver or cause to be delivered to each Investor copies of each of the following duly executed documents (collectively, the “Transaction Documents”):
          (i) this Agreement; and
          (ii) the Warrant Agreements issued to such Investor.
     (b) Purchase Price. At Closing, each Investor shall have delivered to the Company the respective Warrant Purchase Price payable by such Investor as described on Schedule I hereto.
6. Covenants of Company.
     (a) Reservation of Common Stock. The Company shall at all times reserve and maintain a sufficient number of shares of Common Stock for issuance upon exercise of all the outstanding Warrants.
     (b) Board Rights. Richard L. Scott, as one of the Investors, shall be permitted to elect one director to sit on the Board of Directors of the Company.
     (c) Registration Rights. Concurrently with the execution of this Agreement, and as a condition and inducement to the Investors’ willingness to enter into this Agreement, the Company and Investors shall enter into a Registration Rights Agreement in the form attached as Exhibit D.
     7. Covenants of Each Investor.
     (a) Assignment of Notes and Warrants. Subject to the provisions of Section 8(d) hereof, the Warrants may be assigned by each Investor to another person or entity; provided, however, that:
          (i) the Warrants shall not be assigned to a person or entity who is a competitor of the Company;
          (ii) such assignment shall comply with the provisions of the Note and the Warrant Agreements, including the transfer provisions; and
          (iii) the Investor shall provide written notice of such assignment to the Company concurrent with such assignment in accordance with Section 8(i) of this Agreement.

     8. Miscellaneous.
     (a) Waivers and Amendments. Except as otherwise provided herein, no modification, amendment, or waiver of any provision of this Agreement shall be effective against the Company or any Investor unless such modification, amendment or waiver is approved in writing by the Company and the Investors; further provided that in the case of any modification, amendment or waiver that adversely affects any Investor and does not adversely affect all Investors, such modification, amendment or waiver must be approved by each affected Investor.
     (b) Governing Law. This Agreement and all actions arising out of or in connection with this Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, without regard to the conflicts of law provisions of the State of Nevada or of any other state.
     (c) Survival. The representations, warranties, covenants and agreements made herein shall survive the execution and delivery of this Agreement.
     (d) Successors and Assigns. Except as otherwise provided herein, neither this Agreement nor any rights or obligations hereunder shall be assigned by the Company without the prior written consent of the Investors. Subject to the limitations set forth in the Warrant Agreement, any Investor may assign this Agreement and any rights set forth herein without the prior written consent of the Company, subject to compliance with applicable securities laws. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement.
     (e) Expenses. The Company shall bear its own out-of-pocket expenses and up to $12,000 of the Investor’s expenses in connection with the preparation of this Agreement and the transaction documents contemplated herein and the closing of the transactions contemplated hereby.
     (f) Finders Fees. The Company hereby agrees to indemnify and hold harmless each Investor of and from any liability for commission or compensation in the nature of a finder’s fee to any broker or other person or firm for which the Company is responsible. Each Investor, severally on behalf of itself only, hereby agrees to indemnify and hold harmless each other Investor and the Company of and from any liability for commission or compensation in the nature of a finder’s fee to any broker or other person or firm for which such Investor is responsible.
     (g) Entire Agreement. This Agreement, together with the other Transaction Documents, constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof. All exhibits and schedules attached hereto are incorporated herein, and made a part hereof, by this reference.
     (h) Indemnification. The Company agrees to indemnify and hold harmless the Investors and their respective officers, directors, stockholders and partners for and against any liability or cost (including, but not limited to, reasonable attorneys’ fees) incurred by such Persons as a result of: (i) the material breach of any representation or warranty by the Company contained herein, or (ii) the material failure of the Company to comply with any covenant of the Company contained herein. Each of the Investors agrees to, jointly and severally, indemnify and hold harmless the Company and its officers, directors, stockholders and partners for and against any liability or cost (including, but not limited to, reasonable attorneys’ fees) incurred by such Persons as a result of: (i) the material breach of any representation or warranty by an Investor contained herein, or (ii) the material failure of an Investor to comply with any covenant of the Investors contained herein.
     (i) Notices. Any notice, request or other communication required or permitted hereunder shall be in writing and shall be deemed to have been duly given if personally delivered or mailed by registered or certified mail, postage prepaid, or by recognized overnight courier or personal delivery, addressed (i) if to an Investor, at such Investor address set forth on the signature page of this Agreement, or at such other address as such Investor shall have furnished to the Company in writing, or (ii) if to Company, at its address set forth in the Warrant Agreement, or at such other address as Company shall have furnished to the Investors in writing.
     (j) Person Defined. “Person” means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivisions thereof.
     (k) Severability. If any provision of this Agreement shall be judicially determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.
     (l) Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall be deemed to constitute one instrument.
(Signature Page Follows)

     IN WITNESS WHEREOF, the parties have caused this Note and Warrant Purchase Agreement to be duly executed and delivered by their proper and duly authorized officers as of the date and year first written above.

Company:

QUEPASA CORPORATION

By:

Name:

Title:

Investors:

RICHARD L. SCOTT INVESTMENTS, LLC

By

Title:

Address:

F. Stephen Allen
Signature Page

SCHEDULE I
Schedule of Investors*

				Warrant
Investor Name	Series 1 Warrants	Series 2 Warrants	Series 3 Warrants	Purchase Price
Richard L. Scott Investments, LLC	500,000	500,000	500,000	$10.00
F. Stephen Allen	500,000	500,000	500,000	$10.00

Exhibit 2
REGISTRATION RIGHTS AGREEMENT
     This Registration Rights Agreement (this “Agreement”) is made as of March 21, 2006, among Quepasa Corporation, a Nevada corporation (the “Company”), and the Parties Listed on Schedule I hereto (the “Holders”).
Recital:
     The Company and Holders are parties to that certain Warrant Purchase Agreement dated as of March 21, 2006 (the “Purchase Agreement”), which provides, among other things, that the Holders shall be issued three series of warrants (the “Warrants”) to purchase an aggregate of 3,000,000 shares of common stock of the Company, par value $0.001 per share (the “Common Stock”). Capitalized terms used but not defined in this Agreement have the meanings assigned to such terms in the Purchase Agreement. As an inducement to Holders to enter into the Purchase Agreement, the Company agrees with the Holders as follows:
     Agreement:
     Now, Therefore, the parties hereby agree as follows:
     1. Certain Definitions. As used in this Agreement, the following terms shall have the following respective meanings:
          1.1 Affiliates. “Affiliate” shall mean any person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, any party specified in this Agreement.
          1.2 Commission. “Commission” shall mean the United States Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.
          1.3 Exchange Act. “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, or any similar Federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.
          1.4 Person. “Person” shall mean any individual, partnership, limited liability company, corporation, trust or other entity.
          1.5 Register; Registered; Registration. “Register,” “registered” and “registration” shall refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such registration statement by the Commission.
          1.6 Registrable Securities. “Registrable Securities” shall mean (i) the Warrant Shares and (ii) all shares of the Common Stock issued as a dividend on, or other distribution with respect to, or in exchange or in replacement of, the Warrant Shares, until, in the case of any such security, its effective registration under the Securities Act and resale in accordance with the registration statement covering it.
          1.7 Registration Expenses. “Registration Expenses” shall mean all expenses incurred by the Company in complying with Section 2, including all registration and filing fees, exchange listing fees, printing expenses, fees and disbursements of counsel for the Company and reasonable fees and expenses for counsel for Holders, state securities’ law fees and expenses, the expense of any special consents and advice or similar audit services of independent auditors incident to or required by any such registration.
          1.8 Securities Act. “Securities Act” shall mean the Securities Act of 1933, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.
          1.9 Warrant Shares. “Warrant Shares” shall mean the shares of Common Stock issuable at any time to the Holders pursuant to the exercise of any and all of the Warrants.
     2. Registration Rights
          2.1 Shelf Registration.
               (a) The Company shall prepare and file with the Commission as soon as practicable but in no event later than 30 days after the exercise of any Series 1 Warrants, a registration statement (the “Initial Shelf Registration Statement,” and together with any Subsequent Shelf Registration Statement (as defined below), including, in each case, the prospectus, amendments and supplements to such registration statements, including post-effective amendments, all exhibits, and all materials incorporated by reference or deemed to be incorporated by reference in such registration statements, are herein collectively referred to as the “Shelf Registration Statement”) for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act (the “Shelf Registration”), registering the resale from time to time by Holders of all of the Registrable Securities. The Initial Shelf Registration Statement shall be on Form S-3 or other appropriate form under the Securities Act permitting registration of such Registrable Securities for resale by Holders from time to time as set forth in the Initial Shelf Registration Statement. The Company shall use its best efforts to cause the Initial Shelf Registration Statement to be declared effective under the Securities Act as promptly as is practicable, and in any event within 90 days after the Closing Date, and to keep the Initial Shelf Registration Statement (or any Subsequent Shelf Registration Statement) continuously effective under the Securities Act to permit the prospectus included therein to be lawfully delivered by Holders, for a period that will terminate when all the Registrable Securities covered by the Shelf Registration Statement have been sold pursuant thereto or otherwise (such period, the “Effectiveness Period”).
               (b) If the Initial Shelf Registration Statement or any Subsequent Shelf Registration Statement ceases to be effective for any reason at any time during the Effectiveness Period (other than because all Registrable Securities registered thereunder have been resold pursuant thereto or have otherwise ceased to be Registrable Securities), the Company shall use its best efforts to obtain the prompt withdrawal of any order suspending the effectiveness thereof, and in any event shall within thirty (30) days of such cessation of effectiveness amend such Shelf Registration Statement in a manner reasonably expected to obtain the withdrawal of the order suspending the effectiveness thereof, or file an additional Shelf Registration Statement covering all of the securities that as of the date of such filing are Registrable Securities (a “Subsequent Shelf Registration Statement”). If a Subsequent Shelf Registration Statement is filed, the Company shall use its best efforts to cause the Subsequent Shelf Registration Statement to become effective as promptly as is practicable after such filing and to keep such Subsequent Shelf Registration Statement continuously effective until the end of the Effectiveness Period.
               (c) The Company shall supplement and amend the Shelf Registration Statement if required by the rules, regulations or instructions applicable to the registration form used by the Company for such Shelf Registration Statement, if required by the Securities Act.
               (d) Notwithstanding any other provisions of this Agreement to the contrary, the Company shall cause the Shelf Registration Statement and the related prospectus and any amendment or supplement thereto, as of the effective date of the Shelf Registration Statement, amendment or supplement, (i) to comply in all material respects with the applicable requirements of the Securities Act and the rules and regulations of the Commission and (ii) not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
          2.2 Registration Procedures. In connection with the Shelf Registration contemplated by Section 2.1 hereof, the following provisions shall apply:
               (a) The Company shall furnish to Holders, prior to the filing thereof with the Commission, a copy of any Shelf Registration Statement and each amendment thereof and each supplement, if any, to the prospectus included therein and the Company shall use its best efforts to reflect in the Shelf Registration Statement, when so filed with the Commission, such comments as the Holders may propose that are acceptable to the Company in its reasonable discretion.
               (b) The Company shall give written notice to the Holders (which notice pursuant to clauses (ii) through (v) hereof shall be accompanied by an instruction to suspend the use of the prospectus until the requisite changes have been made):
                    (i) when the Shelf Registration Statement or any amendment thereto has been filed with the Commission and when the Shelf Registration Statement or any post-effective amendment thereto has become effective;
                    (ii) of any request by the Commission for amendments or supplements to the Shelf Registration Statement or the prospectus included therein or for additional information;
                    (iii) of the issuance by the Commission of any stop order suspending the effectiveness of the Shelf Registration Statement or the initiation of any proceedings for that purpose;

                    (iv) of the receipt by the Company or its legal counsel of any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and
                    (v) of the happening of any event that requires the Company to file a post-effective amendment to the Shelf Registration Statement or a supplement to the prospectus in order that the Shelf Registration Statement or the prospectus do not contain an untrue statement of a material fact nor omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of the prospectus, in light of the circumstances under which they were made) not misleading.
               (c) The Company shall make every reasonable effort to obtain the withdrawal, at the earliest possible time, of any order suspending the effectiveness of the Shelf Registration Statement or the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction in which they have been qualified for sale.
               (d) The Company shall furnish to each Holder, without charge, at least one copy of the Shelf Registration Statement and any post-effective amendment thereto, including financial statements and schedules, if applicable, and, if the Holder so requests in writing, all exhibits thereto (including those, if any, incorporated by reference).
               (e) The Company shall, during the Effectiveness Period, deliver to Holders, without charge, as many copies of the prospectus (including each preliminary prospectus, if any) included in the Shelf Registration Statement and any amendment or supplement thereto as Holders may reasonably request. The Company consents, subject to the provisions of this Agreement, to the use of the prospectus or any amendment or supplement thereto by Holders in connection with the offering and sale of the Registrable Securities covered by the prospectus, or any amendment or supplement thereto, included in the Shelf Registration Statement.
               (f) Prior to any public offering of the Registrable Securities pursuant to any Shelf Registration Statement, the Company shall register or qualify or cooperate with the Holders and their counsel in connection with the registration or qualification of the Registrable Securities for offer and sale under the securities or “blue sky” laws of such states of the United States as Holders reasonably request in writing and do any and all other acts or things reasonably necessary or advisable to enable the offer and sale in such jurisdictions of the Registrable Securities covered by such Shelf Registration Statement; provided, however, that in no event shall the Company be required to qualify to do business as a foreign corporation in any jurisdiction where it would not, but for the requirements of this paragraph (f), be required to be so qualified, to subject itself to taxation in any such jurisdiction or to consent to general service of process in any such jurisdiction.
               (g) The Company shall cooperate with Holders to facilitate the timely preparation and delivery of certificates representing the Registrable Securities to be sold pursuant to any Shelf Registration Statement in such denominations and registered in such names as

Holders may request a reasonable period of time prior to sales of the Registrable Securities pursuant to such Shelf Registration Statement.
               (h) Upon the occurrence of any event contemplated by paragraphs (ii) through (v) of Section 2.2(b) above during the period for which the Company is required to maintain an effective Shelf Registration Statement, the Company shall promptly prepare and file a post-effective amendment to the Shelf Registration Statement or a supplement to the related prospectus and any other required document so that, as thereafter delivered to Holders or purchasers of Registrable Securities, the prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. If the Company notifies the Holders in accordance with paragraphs (ii) through (v) of Section 2.2(b) above to suspend the use of the prospectus until the requisite changes to the prospectus have been made, then the Holders shall suspend use of such prospectus and, if so directed by the Company, destroy or deliver to the Company all copies then in Holders’ possession of the prospectus covering such Registrable Securities that was in effect at the time of such notice (such period during which the availability of the Shelf Registration Statement and any related prospectus is suspended being a “Deferral Period”). The period of effectiveness of the Shelf Registration Statement provided for in Section 2.1(a) above shall be extended by the number of days from and including the date of the giving of such notice to and including the date when Holder shall have received such amended or supplemented prospectus pursuant to this Section 2.2(h). The Company will use its best efforts to ensure that the use of the prospectus may be resumed as promptly as is practicable. The Company shall be entitled to exercise its right under this Section 2.2(h) to suspend the availability of the Shelf Registration Statement or any prospectus for one or more periods not to exceed 30 days in any 3 month period and not to exceed, in the aggregate, 90 days in any 12 month period, provided however that any Deferral Period will be for the minimum period reasonably required for the Company to prepare and file the necessary documents; and provided further that the Company agrees that it shall not suspend trading under the prospectus due to the occurrence of an event contemplated by Section 2.3(b)(v) unless the Company shall black-out trading for all of its officers and members of its board of directors for the same period of time.
               (i) The Company shall prepare and file with the Commission such amendments and post-effective amendments to each Shelf Registration Statement as may be necessary to keep such Shelf Registration Statement continuously effective for the applicable period specified in Section 2.1(a) and shall cause the related prospectus to be supplemented by any required prospectus supplement to be filed pursuant to Rule 424 (or any similar provisions then in force) under the Securities Act.
               (j) The Company may require Holders to furnish to the Company such information regarding the Holders and the distribution of the Registrable Securities as the Company may from time to time reasonably require for inclusion in the Shelf Registration Statement.
               (k) The Company shall use its best efforts to take all other steps necessary to effect the registration of the Registrable Securities covered by a Shelf Registration Statement contemplated hereby.

               (l) The Company shall as promptly as practicable (if reasonably requested by Holders) incorporate in a prospectus supplement or post-effective amendment to the Shelf Registration Statement such information as Holders shall, on the basis of an opinion of counsel experienced in such matters, determine to be required to be included therein and make any required filings of such prospectus supplement or such post-effective amendment; provided that the Company shall not be required to take any actions under this Section 2.2(l) that are not, in the reasonable opinion of counsel for the Company, in compliance with applicable law and acceptable to the Company in its reasonable discretion.
          2.3 Expenses of Registration. The Company shall pay all Registration Expenses incurred in connection with the performance of the Company’s obligations under this Agreement.
     3. Indemnification
          3.1 Indemnification by the Company. Except as limited by Section 3.3, the Company agrees to indemnify and hold harmless Holders and their Affiliates, against all claims, losses, damages and liabilities, joint or several (or actions in respect thereof, and including, but not limited to, any claims, losses, damages, liabilities or actions relating to purchases and sales of the Registrable Securities), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, to which any of them may become subject under the Securities Act, the Exchange Act or other federal or state law, arising out of or based on the following:
               (a) any untrue statement or alleged untrue statement of a material fact contained in the Shelf Registration Statement, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;
               (b) any violation by the Company of any federal, state or common law rule or regulation applicable to the Company in connection with the Shelf Registration; and
               (c) any legal and any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action, as incurred related to the foregoing.
          3.2 Indemnification by Holders. Each Holder shall indemnify the Company and its Affiliates against all claims, losses, damages and liabilities, joint or several (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, to which they may become subject under the Securities Act or other federal or state law, arising out of or based on:
               (a) any untrue statement or alleged untrue statement of a material fact contained in the Shelf Registration Statement, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission is made in the Shelf Registration Statement in reliance upon and in conformity with written information furnished to the Company by an instrument duly executed by such Holder and stated to be specifically for use therein; and
               (b) any legal and other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action, as incurred related to the foregoing.
     3.3 Limitation on the Indemnification Obligation.
               (a) No party required to provide indemnification under this Section 3 (the “Indemnifying Party”) shall be liable, and shall have any indemnification obligation hereunder, for any amounts paid in settlement by any party entitled to indemnification hereunder (the “Indemnified Party”) of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Indemnifying Party (which consent shall not be unreasonably withheld).
               (b) The Company shall not be liable under Section 3.1 hereof for any such claim, loss, damage, liability or expense to the extent it arises out of or is based on any untrue statement or omission or alleged omission, made in reliance on and in conformity with written information furnished to the Company by an instrument duly executed by Holders and stated to be specifically for use therein.
          3.4 Indemnification Procedure. Each Indemnified Party shall give notice to the Indemnifying Party promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided the Indemnifying Party acknowledges its obligations to indemnify the Indemnified Party with respect to the claim and provided further that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld), and the Indemnified Party may participate in such defense at such party’s expense, and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 3 except to the extent that the failure to give such notice is materially prejudicial to an Indemnifying Party’s ability to defend such action and provided further, that the Indemnifying Party shall not assume the defense for matters as to which there is a conflict of interest or the Indemnified Party and the Indemnifying Party can reasonably argue separate and different defenses; however, the Indemnifying Party shall still bear the expense of the Indemnified Party’s defense. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. If the Indemnifying Party does not assume the defense of any claim or proceeding resulting therefrom, the Indemnified Party may defend against such claim or proceeding as the Indemnified Party may deem appropriate and may settle such claim or proceeding in such manner as the Indemnified Party may deem appropriate with the Indemnifying Party’s consent which shall not be unreasonably withheld, all without prejudice to its right to indemnification hereunder.
          3.5 Contribution, Allocation, etc. If the indemnification provided for in this Section 3 is held by a court of competent jurisdiction to be unavailable or insufficient to hold harmless an Indemnified Party in respect of any losses, claims, damages or liabilities or actions in respect thereof referred to therein, then each Indemnifying Party shall in lieu of indemnifying such Indemnified Party contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages, liabilities or actions in such proportion as appropriate to reflect the relative fault of the Company, on the one hand, and Holders, on the other, in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or actions as well as any other relevant equitable considerations, including the failure to give any notice under Section 4.4. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact relates to information supplied by the Company, on the one hand, or the Holders, on the other, and to the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and Holders agree that it would not be just and equitable if contributions pursuant to this paragraph where determined by pro rata allocation or by any other method of allocation which did not take account of the equitable considerations referred to above in this paragraph. The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages, liabilities or action in respect thereof, referred to above in this paragraph, shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this paragraph, Holders shall not be required to contribute any amount in excess of the lesser of (i) the proceeds received by Holders for the sale of the Registrable Securities covered by the Shelf Registration Statement and (ii) the amount of any damages which it would have otherwise been required to pay by reason of such untrue or alleged untrue statement or omission. No person guilty of fraudulent misrepresentation shall be entitled to contribution from any person who is not guilty of such fraudulent misrepresentation.
     4. Miscellaneous Provisions.
          4.1 Transfer of Registration Rights. The registration rights granted under this Agreement may be assigned or otherwise conveyed by Holders, without the consent of the Company and without the need for an express assignment, to any Person in connection with the transfer of Registrable Securities to such Person; provided however, that the Company is given written notice of such transfer stating the name and address of the transferee or assignee and identifying the Registrable Securities with respect to which such registration rights are being transferred or assigned.
          4.2 Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Nevada, without giving effect to conflict of laws or any other rules or principles which may require the application of the laws of any other jurisdiction.

          4.3 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to Holders, upon any breach or default by the Company under this Agreement, shall impair any such right, power or remedy of Holders nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereunder occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of Holders or any breach or default under this Agreement, or any waiver on the part of Holders of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, or by law or otherwise afforded to Holders or the Company shall be cumulative and not alternative.
          4.4 Rule 144. The Company shall use its best efforts to file the reports required to be filed by it under the Securities Act and the Exchange Act in a timely manner and, if at any time, the Company is not required to file such reports, it will, upon the request of Holders, make publicly available other information so long as necessary to permit sales of their securities pursuant to Rule 144 under the Securities Act. The Company covenants that it will take such further action as Holders may reasonably request, all to the extent required from time to time to enable Holders to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144. Upon the request of Holders, the Company shall deliver to Holders a written statement as to whether it has complied with such filing requirements.
          4.5 Remedies. Each of the parties hereto acknowledges and agrees that any failure by a party to perform its obligations hereunder or otherwise breach this Agreement would cause irreparable injury for which there is no adequate remedy at law, that it will not be possible to measure damages for such injuries precisely and that, in the event of any such failure, a party may obtain such relief as may be required to specifically enforce the other party’s obligations hereunder. The parties further agree to waive the defense in any action for specific performance that a remedy at law would be adequate.
          4.6 No Inconsistent Agreements. The Company will not on or after the date of this Agreement enter into any agreement with respect to its securities that is inconsistent with the rights granted to Holders in this Agreement or otherwise conflicts with the provisions hereof. The Company represents and warrants that the rights granted to Holders hereunder do not in any way conflict with and are not inconsistent with the rights granted to the holders of securities of the Company under any agreement in effect on the date hereof.
          4.7 Entire Agreement. This Agreement constitutes the entire agreement and understanding of the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements, correspondence, arrangements and understandings relating to the subject matter hereof.
          4.8 Binding Effect. All of the terms, provisions and conditions hereof shall be binding upon and shall inure to the benefit of and be enforceable by the parties hereto, and their respective heirs, personal representatives, successors and assigns.

          4.9 Headings; Construction. The headings contained herein are for the purposes of convenience only, and will not be deemed to constitute a part of this Agreement or to affect the meaning or interpretation of this Agreement in any way. Unless the context clearly states otherwise, the use of the singular or plural in this Agreement shall include the other and the use of any gender shall include all others. The parties have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent or interpretation arises, no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. All references herein to Sections shall refer to this Agreement unless the context clearly otherwise requires.
          4.10 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given upon (a) transmitter’s confirmation of receipt of a facsimile transmission, (b) confirmed delivery by a standard overnight carrier or when delivered by hand or (c) the expiration of five (5) business days (or seven (7) business days where the addressee is not in the United States) after the day when mailed by certified or registered mail, postage prepaid, to the addresses set forth in the Purchase Agreement or to such other address as any party may, from time to time, designate in a written notice given in a like manner.
          4.11 Severability of Provisions. If a court in any proceeding holds any provision of this Agreement or its application to any person or circumstance invalid, illegal or unenforceable, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those to which it was held to be invalid, illegal or unenforceable, shall not be affected, and shall be valid, legal and enforceable to the fullest extent permitted by law, but only if and to the extent such enforcement would not materially and adversely frustrate the parties’ essential objectives as expressed in this Agreement. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties intend that the court add to this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be valid and enforceable, so as to effect the original intent of the parties to the greatest extent possible.
          4.12 Third Party Beneficiaries. This Agreement does not create, and will not be construed as creating, any rights enforceable by any person not a party to this Agreement.
          4.13 Amendment. This Agreement may be amended, modified, superseded, or canceled only by a written instrument signed by all of the parties hereto and any of the terms, provisions and conditions hereof may be waived, only by a written instrument signed by the waiving party.
          4.14 Counterparts; Facsimile Signatures. This Agreement may be executed in any number of counterparts and each such counterpart shall for al purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. Facsimile signatures on this Agreement shall be deemed to be original signatures for all purposes.
Signature Page Follows

     In Witness Whereof, the parties have entered into this Agreement as of the date first written above.

Company:

QUEPASA CORPORATION

By:

Name:

Title:

Investors:

RICHARD L. SCOTT INVESTMENTS, LLC

By

Title:

Address:

F. Stephen Allen

SCHEDULE I
Holders
Richard L. Scott Investments, LLC
F. Stephen Allen